SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Anasazi Capital Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

032749 103
(CUSIP Number of Class of Securities)

Joel Edelson
513 Vintage Way
Brandon, Florida 33511
(813) 765-1966
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2009
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 032749 103

1	NAME OF REPORT PERSON Joel Edelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,000,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,000,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Anasazi Capital Corp. (the “Company”), and is being filed pursuant to Rule 13d-1 under the Exchange Act.  The principal executive offices of the Company are located at 513 Vintage Way, Brandon, FL  33511.

Item 2. Identity and Background.

This statement is filed on behalf of Joel Edelson.  The address of the principal business and principal office of Joel Edelson is 513 Vintage Way, Brandon, FL  33511.

During the last five years, Joel Edelson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the cash payment made by Joel Edelson for the shares of Common Stock was from his personal funds.

Item 4. Purpose of Transaction.

The acquisition of the shares of the Company’s Common Stock was undertaken by Joel Edelson for investment purposes.

Joel Edelson intends to review the performance of his investments and consider or explore a variety of alternatives, including without limitation the acquisition of additional securities of the Company or the disposition of securities of the Company.  Joel Edelson reserves the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should he determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, Joel Edelson specifically reserves the right to change his intention with respect to any or all of such matters.  Any alternatives that Joel Edelson may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above, Joel Edelson does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Joel Edelson reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of September 10, 2009, 5,000,000 shares of Common Stock of the Company were issued to Joel Edelson, which represents 100 percent (100%) of the issued and outstanding shares of Common Stock of the Company.  Joel Edelson has the ability to vote all of these shares.

(c) Not applicable.

(d) No other person is known by Joel Edelson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Joel Edelson, the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Joel Edelson, the Reporting Person, and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: September 15, 2009	By:	/s/ Joel Edelson
JOEL EDELSON
Title